UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: June 29, 2012

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

At the Annual General Meeting of the holders (the “Shareholders”) of the common shares of Fly Leasing Limited (the “Company”) held on June 29, 2012, the Shareholders approved the following:

1.	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s amended and restated bye-laws:

	Votes in Favor	Votes Against	Abstentions
Erik G. Braathen	13,454,717	199,211	1,076,423
Sean Donlon	13,456,499	196,815	1,076,412
Joseph M. Donovan	13,447,872	197,611	1,076,598
James Fantaci	9,497,674	4,144,565	1,076,718
Susan M. Walton	13,428,794	216,045	1,076,337

2.	The appointment of Ernst & Young LLP as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
13,657,909	45,764	1,056,501

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: June 29, 2012	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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